UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-06138

Northgate Minerals Corporation

(Translation of registrant’s name into English)

815 Hornby Street, Suite 406

Vancouver, British Columbia

Canada V6Z 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description

99.1	Amendment dated September 9, 2011 to Material Agreement

99.2	Certification pursuant to Canadian law

99.3	Notice of Special Meeting of shareholders of Northgate Minerals Corporation to be held on October 24, 2011

99.4	Management Information Circular dated September 21, 2011 (regarding a special meeting of the shareholders of Northgate Minerals Corporation to be held on October 24, 2011)

99.5	Letter of Transmittal

99.6	Form of Proxy

99.7	Voting Instruction Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2011

NORTHGATE MINERALS CORPORATION

By:	“Matthew J. Howorth”
	Name:	Matthew J. Howorth
	Title:	Vice President, General Counsel and Corporate Secretary